EXHIBIT 99.1

NANOBIOTIX Announces Closing of Global Offering

PARIS and CAMBRIDGE, Mass., Nov. 07, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announces the closing today (the “Closing”) of its global follow-on offering reserved to specified categories of investors, including after partial exercise by the underwriters of their option to purchase additional ordinary shares (the “Underwriters’ Option”) in the form of American Depositary Shares (“ADSs”).

The Closing consists of: (i) 3,786,907 ADS, each representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”), including 680,000 ADSs pursuant to the partial exercise of the Underwriters’ Option (the “Additional ADSs), in each case, at an offering price of $5.36 per ADS, and (ii) 2,492,223 Ordinary Shares, exclusively sold to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) and certain other countries (excluding the United States and Canada) (the “European Offering”) at an offering price of €5.07 per Ordinary Share. The U.S. Offering and the European Offering are referred to, together, as the “Global Offering”.

As previously announced, pursuant to an existing securities purchase agreement, Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) was obligated to subscribe, subject to any required regulatory approvals, for $25.0 million of the Company’s restricted ADSs (the “Placement Amount”), at a price per ADS equal to the $5.36 per ADS offering price in the U.S. Offering in a concurrent private placement (the “Concurrent Private Placement”), exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to French foreign investment control rules, the Placement Amount as initially agreed was reduced, such that JJDC has initially subscribed for 3,762,923 restricted ADSs (representing, together with JJDC’s existing stake, 9.99% of the outstanding voting rights of the Company’s capital stock (the “Regulatory Cap”), prior to the exercise of the Underwriters’ Option) for gross proceeds to the Company of $20.2 million. Upon, and subject to, the approval of the French Ministry of Economy, JJDC will subscribe for 901,256 additional restricted ADSs (corresponding to the portion of the Placement Amount in excess of the Regulatory Cap) (the “Remaining Placement Amount”) for $4.8 million. The closing in respect of the initial 3,762,923 restricted ADSs in the Concurrent Private Placement is expected to occur on November 9, 2023.

Taking into account (i) the €31.8 million gross proceeds of the Global Offering, including in respect of the Option, and (ii) the gross proceeds in respect of the initial 3,762,923 restricted ADSs to be purchased by JJDC in the Concurrent Private Placement, the Company will receive aggregate gross proceeds of approximately €50.9 million (equivalent to approximately $53.8 million, based on an exchange rate of €1.00 = $1.0568, as published by Bloomberg on November 1, 2023), before deduction of underwriting commissions in respect of the Global Offering and estimated offering expenses payable by the Company. Following the approval of the French Ministry of Economy and the subscription by JJDC for the Remaining Placement Amount, the aggregate gross proceeds would increase to approximately €55.5 million (equivalent to approximately $58.7 million).

The Company believes that the net proceeds from the Global Offering and the Concurrent Private Placement, together with its cash and cash equivalents, will be sufficient to meet its working capital requirements for operations into the first quarter 2025 and, assuming the receipt from Janssen Pharmaceutica NV (“Janssen”) of the first milestone payment under the Company's License Agreement with Janssen dated July 7, 2023, into the second quarter 2025.

Jefferies LLC, Leerink Partners and Guggenheim Securities acted as global coordinators and joint bookrunners for the Global Offering.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “NBTX” and the Company’s Ordinary Shares are listed on Euronext Paris under the symbol “NANO”.

The ADSs (including the Additional ADSs) and Ordinary Shares offered in the Global Offering were offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-262545), which was filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2022 and subsequently declared effective on February 16, 2022. The Global Offering was made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A final prospectus supplement relating to and describing the terms of the Global Offering has been filed with the SEC on November 6, 2023 and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or from Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0)6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Concurrent Private Placement and the additional shares to be purchased by JJDC subject to regulatory approval. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including such as market conditions and risks related to Nanobiotix’s business and financial performance. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2023 under “Item 3.D. Risk Factors”, in Nanobiotix’s half-year report, which was filed with the SEC on Form 6-K and with the AMF on September 26, 2023, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

In France, the Global Offering and the Concurrent Private Placement described above took place solely in the context of two capital increases to the benefit of categories of institutional investors, in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) and applicable regulations. The European Offering was exclusively addressed, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) (« high net worth companies, unincorporated associations, etc. ») of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.

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